Press Release

Dr. Richard Chang, President and CEO of SMIC, is Awarded as
The Person of the Year 2007 by Semiconductor International

Shanghai, China. February 25- Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK), one of the leading foundries in the world, today announced that Dr. Richard Chang, President and CEO of SMIC, was honored with the 2007 Fab Person of the Year award by Semiconductor International China.

Editors at Semiconductor International China considered candidates who demonstrated outstanding contributions over the past year in five criteria: Innovation, Growth, Influence, Localization and Internationalization. Six awards were given to the movers and shakers of Chinese semiconductor manufacturing in 2007, all veterans in the Fab, Assembly and Testing, Front-end Equipment, Back-end Equipment, Materials, and Support Services links in the semiconductor industry supply chain.

Dr. Richard Chang received the Fab Person of the Year award in recognition of his continued efforts to integrate advanced technologies through innovation and successful strategic partnerships and to provide global customers with 45 nm technology at 300 mm foundry services made available domestically in Mainland China. SMIC’s driving of leading technologies has helped close the technology gap between the Chinese semiconductor industry and global semiconductor industry.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35 micron to 65 nanometer and finer line technologies.  Headquartered in Shanghai, China, SMIC has a 300-millimeter wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and an in-house assembly and testing facility in Chengdu.  SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong.  In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab under construction in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.  For more information, please visit www.smics.com

About Semiconductor International

Semiconductor International is the most authoritative publication on semiconductor manufacturing technology published by Reed Business Information 20 years ago and was introduced to China in late 2002. It is now the largest publication for the global industry in English, Japanese and Chinese editions with a combined circulation of 63,000 and editorial team based in the United States, Japan, Europe and China. In 2006, SI China also established a partnership with Shanghai IC Association, becoming its official publication.

Press Contact:
SMIC
Reiko Chang
Corporate Relations
TEL: +86 21 5080 2000 ext 10544
Email: Reiko_Chang@smics.com